EXHIBIT 99.1

Caledonia Mining Corporation Plc: Record quarterly gold production at Blanket Mine

ST HELIER, Jersey, Jan. 13, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (TSX: CAL) (NYSE American: CMCL) (LSE: CMCL) ("Caledonia" or the "Company") announces record quarterly gold production from the Blanket Mine ("Blanket") in Zimbabwe for the quarter ended December 31, 2019 ("Q4 2019" or the "Quarter").

Approximately 16,876 ounces of gold were produced during the Quarter, exceeding the previous production record of 16,425 ounces set in the final quarter of 2017. Production in the Quarter was 24 per cent higher than the previous quarter and 13 per cent higher than the corresponding final quarter of 2018.

Total gold production during 2019 was approximately 55,182 ounces, ahead of revised production guidance of 50,000 – 53,000 ounces.

Caledonia advises that gold production for 2020 is expected to be between 53,000 and 56,000 ounces1.

All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“I am delighted to report a production record at Blanket of 16,867 ounces in the fourth quarter. An improvement in the electricity supply and vigilant focus on grade control and production tonnage have resulted in an excellent production result for the final quarter of which our entire operational staff can be justifiably proud.

“The impressive operational turnaround was achieved without any compromises on safety. This is a commendable achievement given the distractions posed by the challenging conditions experienced by our workers due to the economic environment in Zimbabwe. I join with my fellow directors in expressing our gratitude and congratulations to all Blanket staff on the delivery of safe, profitable gold production.

“I am also pleased to see that we have not lost this momentum as we start 2020 with the mine continuing to perform very well into the new year. With the improved operational performance and the current buoyant gold prices leading to healthy operating margins we expect Caledonia to continue its track record of strong cash generation.

“I expect 2020 to be a landmark year for our business: we look forward to commissioning the Central Shaft later in 2020 which we anticipate will then deliver increased operating cash flows and reduced capital expenditure will follow. In early January 2020 we announced a 9.1 per cent increase in Caledonia’s quarterly dividend; the anticipated improvement in free cash flow is expected to enable the Board to review future dividend distributions as appropriate.”

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board of Directors adopted in 2014. Since that time, the Company has paid 24 successive quarterly dividends without interruption and, on 3 January 2020, announced an increase of the quarterly dividend by 9.1% from 6.875c per share to 7.5c per share. The Board will consider future increases in the dividend as appropriate in line with its prudent approach to risk management.

About Caledonia
Caledonia's primary asset is a 49% interest in an operating gold mine in Zimbabwe ("Blanket Mine").  In November 2018, Caledonia announced that it had signed a legally binding sale agreement to increase its holding in Blanket Mine to 64%, subject to receipt of, amongst other things, regulatory approvals. Caledonia's shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London's AIM (symbol: CMCL).

As at September 30, 2019, Caledonia had cash of approximately US$8.0 million.  Blanket Mine plans to increase production from 55,182 ounces of gold in 2019 to approximately 75,000 ounces in 2021 and approximately 80,000 ounces in 2022; Blanket Mine's target production for 2020 is between 53,000 and 56,000 ounces1. Caledonia expects to publish its results for the year to December 31, 2019 on or around March 23, 2020.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

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1 The projected gold production figures for 2021 and 2022 are explained in the management discussion and analysis (“MD&A”) dated March 20, 2019. Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report, and also supervised the preparation of the technical information contained in this news release.

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.